MYLAN N.V.

Building 4, Trident Place

Mosquito Way, Hatfield,

Hertfordshire, AL10 9UL England

June 14, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
cc:	Tabatha McCullom
cc:	Mary Mast
cc:	Christina Thomas
cc:	Erin Jaskot

Re:	Mylan N.V.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 3, 2016
File No. 333-210696

Dear Ms. Hayes:

We refer to the letter dated June 9, 2016 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (including, where applicable, its subsidiaries, “Mylan”, the “Company”, “our” or “we”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Amendment No. 2 to Mylan’s Registration Statement on Form S-4, Commission File No. 333-210696, filed on June 3, 2016 (as amended, the “Registration Statement”), in connection with Mylan’s proposed acquisition of Meda AB (publ), a public limited liability company organized under the laws of Sweden (“Meda”) (the “Transaction”, the “Offer” or the “Acquisition”).

Concurrently with this response letter, Mylan is electronically transmitting Amendment No. 3 to the Registration Statement (the “Registration Statement Amendment”). The Registration Statement Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience six clean copies of the Registration Statement Amendment and six copies of the Registration Statement Amendment that have been marked to show changes made to the Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by Mylan’s response to each comment. The page numbers in the responses refer to pages in the Registration Statement Amendment.

1.	We note your statement on page 67 that “[n]o representation is made by any person as to the accuracy, reliability or completeness of any of the Unaudited Prospective Financial Information.” While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Furthermore, investors are entitled to rely on your disclosures. Please revise your disclosure to remove this statement.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure on page 67 has been revised to remove the statement identified by the Staff.

2.	We note the statement in the legal opinion that the opinions expressed therein “may be limited or affected by... any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws or procedures now or hereinafter in effect, relating to or affecting the enforcement or protection of creditors’ rights generally.” This appears to be an inappropriate assumption as to the relevant issue of whether the shares have been validly issued. Please remove such language from the legal opinion and refile it as an exhibit to your registration statement. For further guidance, please refer to Section II.B.3.a. of the Division of Corporation Finance Staff Legal Bulletin No. 19.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the legal opinion of NautaDutilh N.V. has been revised to remove the statement identified by the Staff, and the revised legal opinion has been re-filed as Exhibit 5.1 to the Registration Statement Amendment.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our outside counsel, Thomas E. Dunn, of Cravath, Swaine and Moore LLP, at (212) 474-1108.

Very truly yours,

/s/ Bradley L. Wideman
Bradley L. Wideman
Vice President, Associate General Counsel, Securities and Assistant Secretary

cc:	Joseph F. Haggerty, Mylan
Mark Nance, Mylan
Thomas E. Dunn, Cravath